EXHIBIT 12
H&R BLOCK
Computation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	2010	2009	2008	2007	2006
Pretax income from continuing operations	$784,135	$839,370	$735,071	$627,261	$531,320

FIXED CHARGES:
Interest expense	80,395	89,959	64,509	91,134	69,724
Interest on deposits	10,174	14,069	42,878	32,128	—
Interest portion of net rent expense (a)	96,541	102,685	99,871	94,978	95,189

Total fixed charges	187,110	206,713	207,258	218,240	164,913

Earnings before income taxes and fixed charges	$971,245	$1,046,083	$942,329	$845,501	$696,233

Ratio of earnings to fixed charges
Including interest on deposits	5.2	5.1	4.5	3.9	4.2
Excluding interest on deposits	5.4	5.4	5.7	4.5	4.2

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.
Note: In computing the ratio of earnings to fixed charges: (a) earnings have been based on income from continuing operations before income taxes and fixed charges (exclusive of interest capitalized) and (b) fixed charges consist of interest expense and the estimated interest portion of rents. Interest expense on uncertain tax positions has been excluded from fixed charges, as it is included as a component of income taxes in the consolidated financial statements.